October 8, 2024

Wes Cummins
Chief Executive Officer
Applied Digital Corporation
3811 Turtle Creek Blvd., Suite 2100
Dallas, Texas 75219

       Re: Applied Digital Corporation
           Registration Statement on Form S-1
           Filed October 4, 2024
           File No. 333-282518
Dear Wes Cummins:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at
202-551-
3334 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Steven E. Siesser, Esq.